As Filed With the Securities and Exchange Commission on July 13, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VIRAGEN, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

59-2101668
(I.R.S. Employer Identification No.)

865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

DENNIS W. HEALEY	STEVEN I. WEINBERGER, ESQ.
EXECUTIVE VICE PRESIDENT	SCHNEIDER WEINBERGER LLP
VIRAGEN, INC.	2200 CORPORATE BLVD., N.W., SUITE 210
865 S.W. 78th AVENUE, SUITE 100	BOCA RATON, FL 33431
PLANTATION, FLORIDA 33324	TELEPHONE: (561) 362-9595
TELEPHONE: (954) 233-8746	FACSIMILE: (561) 362-9612

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed
Title of each class of securities	Amount to be	offering price per	maximum aggregate	Amount of
to be registered	registered	unit (1)	offering price (1)	registration fee
Common stock, $.01 par value per share, issuable upon conversion of convertible notes (2)	17,150,405	$1.516	$26,000,014	$3,294.20
Common stock, $.01 par value per share, issuable upon payment of 7% interest on convertible notes (3)	2,170,960	$1.28	2,778,828	352.08
Common stock, $.01 par value per share, issuable upon exercise of common stock purchase warrants (4)	5,277,051	$1.819	9,598,956	1,216.19
Common stock, $.01 par value per share, issuable upon exercise of common stock purchase warrants (5)	80,000	$1.516	121,280	15.37
	24,678,416		$38,499,078	$4,877.84

(1)	The registration fee has been calculated pursuant to Rule 457 of the Securities Act of 1933.

(2)	Represents shares of our common stock issuable upon the conversion of convertible notes issued under eight purchase agreements dated April 1, 2004 or upon exercise of warrants that might be issued upon redemption of such notes. The registration fee is based on the $1.516 conversion price of the notes, which is higher than the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on July 9, 2004.

(3)	Represents shares of our common stock issuable upon payment of 7% accrued interest on convertible notes issued under eight purchase agreements dated April 1, 2004 for the period from June 18, 2004, the date the notes were issued, through March 31, 2006, the date the notes are due. The registration fee is based on the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on July 9, 2004.

(4)	Represents shares of our common stock issuable upon the exercise of common stock purchase warrants issued under eight purchase agreements dated April 1, 2004. The registration fee is based on the $1.819 price at which the common stock purchase warrants are exercisable into shares of our common stock, which was greater than the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on July 9, 2004.

(5)	Represents shares of our common stock issuable upon the exercise of common stock purchase warrants issued in connection with eight purchase agreements dated April 1, 2004. The registration fee is based on the $1.516 price at which the common stock purchase warrants are exercisable into shares of our common stock, which was greater than the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on July 9, 2004.

Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such additional number of shares as may be issuable as a result of stock splits, dividends, reclassifications and similar adjustment provisions applicable to the securities being registered.

Viragen, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Viragen shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Dated July 13, 2004

Selling Security Holder Offering Prospectus

Viragen, Inc.

24,678,416 shares of common stock

     This prospectus covers the resale of an aggregate of 24,678,416 shares of our common stock, consisting of 17,150,405 shares issuable upon conversion of convertible notes (or upon exercise of warrants issuable upon redemption of the convertible notes), 2,170,960 shares issuable in payment of accrued interest on the notes and 5,357,051 shares issuable upon exercise of outstanding common stock purchase warrants. We will not receive any proceeds from the sale of shares by the selling security holders.

     Our common stock is listed on the American Stock Exchange under the symbol “VRA”. On July 9, 2004, the last reported sale price for our common stock was $1.28 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus is                    , 2004.

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

ABOUT VIRAGEN

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

     Viragen, Inc. and its subsidiaries are engaged in the research, development, manufacture and sale of a natural human alpha interferon product designed to treat a broad range of viral and malignant diseases. Our strategy also includes the development of avian transgenics technology for the large-scale, cost-effective contract manufacturing of protein-based drugs. We are also researching and developing therapeutic protein-based drugs designed for the treatment of targeted cancers.

     Our majority-owned subsidiary, Viragen International, Inc., whose shares are traded on the over-the-counter Bulletin Board under the symbol “VGNI,” is a biopharmaceutical company engaged in researching, developing, manufacturing and selling a natural human alpha interferon product designed to treat a broad range of viral and malignant diseases. Viragen International, Inc. produces a natural human alpha interferon product under the tradename Multiferon™, from human white blood cells, also known as leukocytes. Natural interferon-alpha is one of the body’s most important natural defense mechanisms to foreign substances like viruses and/or bacteria, and it is also believed to stimulate and modulate the human immune system. In addition, interferon appears to stimulate a variety of immune responses against many viral, malignant and autoimmune diseases including hepatitis, some types of cancer, multiple sclerosis, and severe acute respiratory syndrome (SARS).

     Our avian transgenic project is designed to enable us to produce protein-based drugs, including monoclonal antibodies, inside the eggs of specially developed chickens. Monoclonal antibodies are laboratory-produced, highly specialized therapeutic proteins that can locate and bind to cancer cells wherever they are in the body. Many monoclonal antibodies are used in cancer detection or therapy. Our goal is to develop a technology which will enable us to meet the large-scale production requirements for our own therapeutic protein-based products currently under development. We also believe this technology has potential to offer to others in the biopharmaceutical industry a faster method of production of their protein-based products with higher capacity and at a lower cost. Specifically, we hope to conclude that using transgenic chickens in production provides advantages over current traditional methods including relative ease of scale-up, time to develop commercial scale production levels and reduced capital outlay when compared to the most common production methods, which utilize capital intensive bioreactors.

     We believe that no single approach or method is likely to treat all cancers effectively. We have approached the treatment of targeted cancers from several directions, which we believe will increase our likelihood of clinical success. In collaboration with the Memorial Sloan-Kettering Cancer Center, we have initiated research on human monoclonal antibodies targeting ganglioside GD3 for the treatment of melanoma and possibly certain other cancers. In collaboration with the UK’s Cancer Research Campaign, we are developing monoclonal antibodies to block the protective effect of the protein CD55 on the surface of tumor cells. In collaboration with the University of Miami’s Sylvester Comprehensive Cancer Center, we are researching and developing a specific anti-cancer technology designed to develop a novel form of an immune enhancing drug that has shown promise by inhibiting tumor growth in rats for a broad range of cancers. The drug is a unique 11 amino acid peptide called IEP 11, which was derived from a tumor transmembrane glycoprotein. We believe IEP 11 possesses anti-cancer vaccine properties, both prophylactically and therapeutically.

     Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8746; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “Viragen,” “we,” “us” and “our” are to Viragen, Inc., and our wholly-owned and majority-owned subsidiaries.

     Recent Events

     On June 11, 2004 the stockholders of Viragen, Inc. approved the sale of $20 million in convertible promissory notes and common stock purchase warrants to eight institutional investors. The stockholders also approved amendments to Viragen’s Certificate of Incorporation to (a) effect a one-for-ten reverse split of Viragen’s common stock and (b) change the number of shares of common stock that Viragen is authorized to issue to 100,000,000 shares. The amendment to the Certificate of Incorporation became effective on June 15, 2004, at which time each 10 shares of Viragen’s issued and outstanding common stock prior to the effective date were automatically converted into one share of post-split common stock. The reverse stock split affected all shares of Viragen’s outstanding common stock, including those shares underlying stock options and warrants outstanding immediately prior to the effective date of the reverse split. All per share information contained in this prospectus gives retroactive effect to the reverse stock split.

     Selected Consolidated Financial Data

     The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto and other financial information included in our Annual Report on Form 10-K for the year ended June 30, 2003, which is incorporated by reference into this prospectus. The consolidated statements of operations data set forth below of Viragen for the fiscal years ended June 30, 2003, 2002, 2001, 2000 and 1999, and the consolidated balance sheet data as of June 30, 2003, 2002, 2001, 2000 and 1999 have been derived from Viragen’s audited consolidated financial statements. The consolidated statement of operations data set forth below for the nine months ended March 31, 2004 and March 31, 2003 and the consolidated balance sheet data as of March 31, 2004 have been derived from Viragen’s unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which is incorporated by reference into this prospectus. All outstanding common share amounts and per common share amounts have been retroactively adjusted to reflect the one for ten stock split that became effective on June 15, 2004.

	Nine months ended
	March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
STATEMENTS OF OPERATION

Revenue	$188,325	$519,617	$630,785	$1,275,264	$—	$—	$—
Interest and other income	477,800	380,087	400,589	333,130	717,567	170,512	374,064
Net loss	(14,288,599)	(11,179,261)	(17,348,686)	(11,088,832)	(11,007,809)	(12,310,895)	(10,650,832)
Net loss attributable to common stock	(14,290,586)	(11,181,248)	(17,351,336)	(11,091,482)	(11,010,459)	(12,316,244)	(11,652,754)
Basic and diluted net loss per common share	(0.45)	(0.92)	(1.21)	(1.10)	(1.16)	(1.57)	(1.94)
Weighted average common shares outstanding	32,064,569	12,159,064	14,393,803	10,041,571	9,511,691	7,845,282	6,010,914

	At March 31,	At June 30,
	2004	2003	2002	2001	2000	1999
BALANCE SHEET DATA

Working capital (deficit)	$10,088,638	$2,475,290	$(209,519)	$6,178,436	$7,006,205	$(2,290,441)
Total assets	31,727,297	27,867,417	20,796,604	12,820,951	14,449,926	8,529,354
Long-term debt	1,101,719	1,124,335	1,023,948	25,488	658,106	352,027
Stockholders’ equity	25,317,832	15,720,208	11,470,620	10,292,409	11,815,925	3,836,259
Common shares outstanding	36,561,488	25,858,666	10,398,658	9,941,390	9,055,213	6,906,849

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by Securities and Exchange Commission rules and regulations. For further information concerning Viragen and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the Securities and Exchange Commission, as discussed below.

     We are required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Securities and Exchange Commission’s regional offices located in New York, NY and Chicago, IL. You may request copies of these documents by writing to the Securities and Exchange Commission and paying the required fee for copying. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of their public reference rooms. Copies of our filings are also available at the Securities and Exchange Commission website at http://www.sec.gov.

     The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file with the Securities and Exchange Commission following the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 10, 2004;

•	Our Current Report on Form 8-K dated April 1, 2004 filed with the SEC on April 5, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 filed with the SEC on February 10, 2004;

•	Our Current Report on Form 8-K dated December 23, 2003 filed with the SEC on December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 12, 2003;

•	Our Current Report on Form 8-K dated September 29, 2003 filed with the SEC on October 2, 2003;

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed with the SEC on September 29, 2003; and

•	Our Current Report on Form 8-K dated July 1, 2003 filed with the SEC on July 1, 2003.

     We will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 and our Quarterly Report on Form 10-Q that has been filed with the SEC for any quarter ended after June 30, 2003 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address and number:

Dennis W. Healey
Chief Financial Officer
Viragen, Inc.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
Telephone Number: (954) 233-8746

     Copies of our SEC filings and other information about us are also available on our website at www.viragen.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors – many beyond our control – that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.

     Forward-looking statements might include one or more of the following:

•	anticipated debt or equity fundings;

•	projections of future revenue;

•	anticipated clinical trial commencement dates, completion timelines or results;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect, “project,” “intend,” “plan,” “believe” or words of similar meaning. They may also use words such as,” “would,” “should,” “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS

     An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Risks Related to Our Financial Condition

We have a history of losses due to lack of significant sales and regulatory approvals. If we do not receive necessary regulatory approvals and develop profitable operations, we will need to terminate our operations. As a result, investors may lose their entire investment.

     Since the organization of Viragen, we have incurred operating losses. Losses have totaled:

•	$14,288,599 for the nine month period ended March 31, 2004;

•	$17,348,686 for the fiscal year ended June 30, 2003;

•	$11,088,832 for the fiscal year ended June 30, 2002; and

•	$11,007,809 for the fiscal year ended June 30, 2001.

     At March 31, 2004, we had an accumulated deficit since organization of $116,581,135, and our working capital totaled $10,088,638.

     We presently produce a natural human alpha interferon product under the name Multiferon™. The product is approved in Sweden and Mexico for the treatment of chronic myeloid leukemia, hairy cell leukemia and for the treatment of any and all diseases for which recombinant interferon therapy failed or the patient was unable to tolerate the regimen. The product is also approved for sale in the treatment of chronic myeloid leukemia and hairy cell leukemia in the Czech Republic, Egypt, Hong Kong, Indonesia, Myanmar and Thailand. However, as the United States Food and Drug Administration and other European Union regulatory authorities have not approved our natural interferon product, we have limited sales revenues. We have not sought the approval of our natural human interferon product from the United States Food and Drug Administration or its European Union counterparts, except Sweden.

     We will not be able to significantly reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell natural interferon or other products on a widely accepted basis. We expect sales of natural interferon to be our primary source of income for the foreseeable future. Investors must understand that our natural interferon product may never receive certain approvals sought from regulatory authorities. In addition, even if approval is received, we may not be able to achieve sufficient profit from the sale of natural interferon. If we do not obtain the required approvals, or we do not profit from the sale of natural interferon or other products, we will likely cease operations. In that case, investors in Viragen will likely lose their entire investment.

Our business is capital intensive, and we do not currently generate sufficient revenues to offset our debt service obligations, research and development activities and other operating expenses. If we are unable to obtain additional funding, as and when required, we may have to significantly curtail the scope of our operations.

     We believe that our cash and cash equivalents are sufficient to meet our operating requirements through approximately June 30, 2006. As of March 31, 2004, we had approximately $8.0 million in cash. Subsequent to March 31, 2004 we received net proceeds of approximately $19.0 million from the sale of notes and common stock purchase warrants. At our present rate of expenditure and absent significant revenues from operations, of which there is no assurance, we anticipate that it will be necessary for us to raise additional funding in order to continue our operating activities beyond approximately June 30, 2006.

     Our operating losses and working capital requirements continue to adversely affect cash flow. Product sales for our fiscal years ended June 30, 2001, 2002 and 2003 were $0, $1,275,264 and $630,785, respectively, which were not sufficient to generate positive cash flow from operations. Unless we are able to generate significant revenues from operations, we will be dependant upon further equity or debt fundings to meet our debt service obligations, research and development activities and other operating expenses and to otherwise successfully execute our business plan subsequent to June 30, 2006. In the event of our inability to raise sufficient capital, or a lack of expanded revenue from the sale of our natural interferon product, we would be required to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance planned future scientific collaborations, planned marketing efforts or planned plant facility expansions or modifications. Any failure to raise additional funds in the future may also result in our inability to successfully promote our brand name, complete existing and/or undertake new research and development projects, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

The recent economic and political environment has made raising capital difficult and the financings that we have consummated are dilutive to stockholders and may adversely affect the market price for our shares.

     As a result of the decline in the capital markets, which began in 2000, and certain world events including the September 11, 2001 terrorist attacks on the United States, we have experienced a reduction in available investment capital coupled with investors’ general reluctance to invest in development companies. Our success in attracting additional funding has been limited to transactions in which our equity is used as currency. Financing activities during this period have consisted of sales of our common stock at a discount to the market price and the issuance of securities convertible into shares of our common stock, usually at a discount to prevailing market prices. In light of the availability of this type of financing, and the lack of alternative proposals, our board of directors has determined that the continued use of our equity for these purposes may be necessary if Viragen is to sustain operations. Equity financings of the type we have been required to pursue are dilutive to our stockholders and may adversely impact the market price for our shares.

Risks Related to this Offering and the Market for our Shares

The issuance of our shares upon conversion of the notes (or related warrants) or exercise of the warrants sold under our April 1, 2004 purchase agreements and upon exercise of outstanding options or warrants to purchase our common stock may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

     As of the date of this prospectus, there are 36,568,385 shares of our common stock outstanding. Resales of shares by the purchasers under our April 2004 purchase agreements will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we might issue upon conversion of the notes or exercise of the warrants issued under the securities purchase agreements or might issue upon redemption of the notes will be available for immediate resale as of the date of this prospectus, the mere prospect of these resales could depress the market price for our common stock. The shares of our common stock issuable upon conversion of notes and exercise of warrants issued under the purchase agreements will be issued at prices that will be below the then current market price for our common stock. The issuance of these shares will be dilutive to our existing stockholders.

     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

     As of the date of this prospectus, there are 22,053,068 shares of our common stock issuable upon exercise or conversion of the following securities. These securities represent approximately 60.3% of our outstanding shares of common stock as of the date of this prospectus.

Convertible preferred stock, Series A	959
Officers, employees, and directors options (exercisable at an average price of $6.46 through March 2014)	411,700
Consultant warrants (exercisable at an average price of $25.49 through February 2009)	187,350
Debt and equity offering warrants (exercisable at an average price of $1.99 through June 2008)	8,260,272
Convertible notes or related warrants issued upon redemption of notes (convertible/exerciseable at $1.516 per share through March 31, 2006)	13,192,617

22,053,068

We are engaged in the biotechnology industry; as a result, the market price for our common stock may be subject to extreme volatility.

     The market for securities of biotechnology companies, including companies such as ours, has historically been more volatile than the market for stocks in general. As a result, the price of our common stock may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:

•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.

Price volatility may prevent you from selling your shares of common stock when you desire to do so, and the inability to sell your shares in a rapidly declining market may substantially increase your risk of loss. Our common stock has traded between a high of $16.90 and a low of $0.50 since January 1, 2001.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.

     Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 2,250 shares of series A preferred stock are issued and outstanding on the date of this prospectus. Our Certificate of Incorporation gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.

     The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Viragen and Viragen’s stockholders.

Risks Related to our Business

Competitive conditions in the pharmaceutical industry may force us to terminate operations.

     Competition for investment capital and market share in the immunological and pharmaceutical products industry is very strong. Our competitors, which include major pharmaceutical companies, have more experience in research, development and clinical testing of pharmaceutical and biomedical products. We have not yet developed an immunological product that can be widely marketed. Our competitors also have greater financial, marketing and human resources. Some of our competitors, including Hoffmann-La Roche, Inc. and Schering-Plough Corporation, have received approvals for their synthetic interferons. They have been marketing their products since 1986 and have received wide acceptance from the medical community and the patient population for their products. This will make it more difficult for us to introduce and penetrate the market with our product, if and when we receive the necessary regulatory approvals. We expect competition to increase in the future.

     In addition, technological advances made by our competitors may make synthetic interferon products more effective, less costly and with less harmful side effects. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely cease operations.

     Competition for funding in the pharmaceutical industry is also intense. We have a limited source of income at this time, and we will require additional funding to conduct the clinical trials that will be necessary in order to receive regulatory approvals. We must obtain additional funding from outside sources to conduct these trials. If we are unable to locate funding or obtain funding on reasonable terms, we may be forced to cease operations. In that case, investors in Viragen will likely lose their entire investment.

Government regulation may affect Viragen’s ability to develop and distribute natural interferon.

     All pharmaceutical manufacturers are subject to state, federal and foreign rules and regulations, including those of the United States Food and Drug Administration, Asian markets and the European Union regulatory authorities. These rules and regulations are constantly changing. These changes could extend the period of clinical trials, involve costly compliance measures and may restrict our ability to produce and distribute our natural interferon product based on the results of testing. It is possible that we may never receive these regulatory approvals for any specific illness or range of illnesses that we are attempting to treat with our natural interferon product. Our inability to receive regulatory approvals will limit our revenues and, ultimately, could require us to cease operations.

If patients have problems receiving third party reimbursements for natural interferon, it will be more difficult to market our product. In addition, our marketing costs would increase.

     Our ability to successfully market our products will depend in part on the availability of reimbursements from government health administration authorities, private health coverage insurers and other organizations. The pricing of products similar to ours, or the amount of reimbursement available to patients, may affect our ability to market our product at a profit. Third party reimbursement limitations could restrict the patient population that will use our product. If third party payors decline or otherwise limit reimbursement for our product, sales would likely decline and we could be required to increase our marketing efforts, which, in turn, will involve greater expense to us.

Our proprietary technology and any future patents that we receive may not provide sufficient protection to us.

     We intend to rely, in part, on technology developed by our scientists for the efficient and safe production of natural interferon, our avian transgenics technologies and our oncology technologies. If we are not successful in obtaining patents or demonstrating that our production processes are proprietary under trade secret law, we will have limited protection against those who might copy our technology. We are aware of no claims that our patents or other proprietary technology infringes on the rights of any third party; however any such claims that may arise could adversely affect us, even if these claims are untrue. We cannot assure you that any of our patent applications will be approved. Even if granted, we cannot assure you that these patents or any future patent applications or our other proprietary rights will provide sufficient protection to us.

If we are unable to produce targeted drugs in egg whites of transgenic chickens in commercially viable quantities, we will be unable to recoup our research and development expenses and we will be unable to successfully market these drugs.

     Our avian transgenics project, still in the development stage, is designed to enable Viragen to produce protein-based drugs, including monoclonal antibodies, inside the egg whites of transgenic developed chickens. Even if we are successful in producing the targeted proteins in egg whites, we are unable to predict whether this technology will yield commercially viable quantities. Our inability to produce commercially viable quantities of these protein-based drugs will likely require us to discontinue our avian transgenics activities.

Technology transfers to third parties may not result in revenue to us and exclusive technology transfers will preclude us from seeking alternative revenue streams.

     One of our proposed marketing strategies is to license our manufacturing technology to third parties. They, in turn, will use our technology to produce and market our natural interferon outside the United States of America. We cannot guarantee that these third parties will be able to successfully market the product or that we will receive revenue from their efforts. To the extent that we transfer technology to third parties on an exclusive basis, we will be precluded from granting other parties the opportunity to conduct successful marketing activities.

We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.

     Persons who claim to be injured from use of our natural interferon, or other products or processes, may file claims for personal injuries or other damages against us. Directives in the European Union provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. In order to protect ourselves against these claims, we maintain product liability insurance in the amount of $5,000,000. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our products. Also, in the future this type of insurance may not be available, or we may not be able to afford this form of insurance.

Our reliance on foreign third party manufacturers may disrupt operations.

     Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.

     Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.

We do not expect to pay dividends in the foreseeable future.

     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.

We depend on the continued services of our executive officers and on our ability to attract and maintain other qualified employees.

     While we do not rely upon one specific individual to provide the management and scientific leadership, the team of executive management in the U.S. and the scientific teams located in Scotland and Sweden, taken together, are crucial to the future development of the company. Though competition for qualified scientific and managerial personnel is at times intense in the markets in which we operate, we have in the past had a high level of success in attracting and retaining such personnel, and, while we can give you no assurance, we anticipate continued success in such regard in the future.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling security holders. To the extent that the warrants underlying certain of the shares covered by this prospectus are exercised on other than a cashless basis, we could receive gross proceeds of up to approximately $9.72 million. We intend to use any net proceeds we receive upon the exercise of warrants for general corporate purposes, including:

•	funding of the commercialization of our Multiferon product:

•	funding collaborative research projects for the development of new technologies;

•	financing capital expenditures;

•	payment of financing obligations; and

•	working capital.

     Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term, investment grade, interest-bearing securities.

SELLING SECURITY HOLDERS

Purchase Agreements dated April 1, 2004

     Effective April 1, 2004, Viragen entered into purchase agreements for the issuance and sale of $20 million in 7% convertible promissory notes maturing in 2006 and common stock purchase warrants. The notes were placed with a group of new and returning institutional investors. The $20 million purchase price for the notes and warrants was placed in escrow pending satisfaction of all conditions precedent to closing, including receipt of stockholder approval for the sale of the notes and warrants, as well as for a reverse split of Viragen’s common stock at the rate of 1:10.

     On June 11, 2004 our stockholders approved the sale of the notes and warrants as well as the reverse stock split. At a closing that took place on June 18, 2004, we issued the notes and warrants to the purchasers and the escrowed funds were released to us. The proceeds of the financing are expected to be used to progress the research, development, and commercialization of Viragen’s portfolio of healthcare products and technologies, including an allocation to fund clinical studies for the purpose of seeking FDA approval for Multiferon™, its natural human alpha interferon which is currently approved for sale in certain international markets.

     Interest on the notes is payable quarterly at the rate of 7% per annum and, at our option, may be paid by the issuance of our common stock. The number of shares issuable for each interest payment will be equal to the dollar amount of interest due divided by the arithmetic average of the closing bid prices for our common stock during the 20 trading days prior to the interest payment date.

     The notes are convertible into shares of Viragen common stock at a conversion price of $1.516 per share. The purchasers also received three-year warrants to purchase an aggregate of 5,277,051 shares of our common stock, exercisable at $1.819 per share. The conversion price of the notes and the exercise price of the warrants is subject to adjustment to reflect stock splits, dividends, recapitalizations and similar corporate transactions, as well as in the event Viragen issues additional shares of its common stock at prices below the conversion price and exercise price, respectively.

     The notes may be prepaid by Viragen at 110% of their face amount, plus the issuance to note holders of additional warrants to purchase the number of shares of Viragen common stock into which the notes would otherwise have been convertible, at an exercise price equal to the prevailing conversion price of the notes. If issued on prepayment, the warrants may be exercised for the period that would have been the remaining life of the notes had they not been prepaid. This prospectus also covers the resale of our shares underlying these warrants, if they are issued. Commencing one year after issuance, Viragen also has the right to require note holders to convert their notes, subject to certain limitations; provided that

Viragen’s common stock has traded at 200% or more of the prevailing conversion price of the notes on each of the 30 trading days ending five days prior to the date fixed for required conversion.

     HPC Capital Management acted as placement agent in connection with the April 1, 2004 purchase agreements. HPC Capital Management introduced us to the selling security holders and assisted us with structuring the securities purchase agreement. As consideration for HPC Capital Management’s services as placement agent in connection with this securities purchase agreement, we paid $1,000,000, or 5% of the gross proceeds, to HPC Capital Management, and issued them a warrant to purchase up to 80,000 shares of our common stock, exercisable at a price of $1.516 per share for a period of three years.

     Resale of the shares of our common stock issued and issuable in connection with the purchase agreements dated April 1, 2004 is covered by this prospectus.

Ownership Table

     The following table sets forth:

•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 36,568,385 shares of common stock of Viragen outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder’s warrants, but no other person’s warrants.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

     We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.

     Under the registration rights agreements executed in connection with the April 1, 2004 purchase agreements, we have agreed to register 130% of the number of shares issuable upon conversion of the promissory notes and 100% of the number of shares issuable upon exercise of the warrants. The table set forth below includes each selling security holder’s allocable portion of all shares included in the registration statement for issuance upon conversion of the notes and exercise of the warrants.

     The registration statement of which this prospectus forms a part also includes 2,170,960 shares of our common stock issuable as interest on the promissory notes. Interest on the notes is payable quarterly and, at our option, may be paid by the issuance of our common stock. The number of shares issuable for each interest payment will be equal to the dollar amount of interest due divided by the arithmetic average of the closing bid prices for our common stock during the 20 trading days prior to the interest payment date. We have registered a number of shares issuable as interest on the notes through their maturity date, based upon the closing bid price of our common stock at the time the registration statement was filed with the Securities and Exchange Commission. In the event we elect to make all interest payments on the notes through the issuance of our shares, and assuming the notes remain outstanding until maturity, the number of shares we have registered may be more or less than the number of shares that will be necessary to make all interest payments, due to fluctuations in the market price for our shares at the time quarterly interest payments are calculated. The Number of Shares to be Offered column in the following table gives effect to the issuance to each of the selling security holders of their allocable portion of the 2,170,960 shares registered for the purpose of paying interest on the promissory notes.

	Number of	Number of		Number of Shares	Percent
	Shares	Shares to		Owned After	After
Name of Selling Security Holder	Owned (10)	be Offered(10)		Offering(11)	Offering
Alexandra Global Master Fund Ltd.	4,304,722	4,304,722	(1)	0	—
Alpha Capital AG	1,410,053	614,963	(2)	795,090	2.1%
Bristol Investment Fund Limited	2,241,609	1,844,882	(3)	396,727	1.1%
Crescent International Limited	1,885,875	1,229,922	(4)	655,953	1.8%
Crestview Capital Master, LLC	2,495,557	2,459,842	(5)	35,715	*
Omicron Master Trust	2,459,842	2,459,842	(6)	0	—
Palisades Master Fund L.P.	4,849,476	4,304,722	(7)	544,754	1.5%
Satellite Strategic Finance Associates, LLC	7,979,521	7,379,521	(8)	600,170	1.6%
HPC Capital Management	190,300	80,000	(9)	110,300	*

*	less than 1%

(1) Consists of 3,001,321 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 379,917 shares that Viragen may determine to issue as interest on the notes and 923,484 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock. Any of Filimonov, Sogoloff or Mr. Vadim Iosilevich (“Iosilevich”), all of whom are employed by Alexandra, may make investment decisions about the shares offered by this prospectus for Alexandra on behalf of the named selling security holder, whose address is 767 Third Avenue, 39th Floor, New York, New York 10017. Iosilevich also disclaims beneficial ownership of such shares.

(2) Consists of 428,761 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 54,275 shares that Viragen may determine to issue as interest on the notes and 131,927 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. The person making investment decisions for the named selling security holder is Konrad Ackerman, whose address is Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein.

(3) Consists of 1,286,280 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 162,823 shares that Viragen may determine to issue as interest on the notes and 395,779 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Bristol Capital Advisors, LLC is the investment manager to Bristol Investment Fund, Ltd. Paul Kessler, whose address is 10990 Wilshire Boulevard, Suite 1410, Los Angeles, California 90024, is a managing member of Bristol Capital Advisors, LLC and as such has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

(4) Consists of 857,520 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 108,549 shares that Viragen may determine to issue as interest on the notes and 263,853 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Mel Craw and Maxi Brezzi, in their capacity as managers for GreenLight (Switzerland) SA, the investment advisor to Crescent, share voting and dispositive power over the shares offered by Crescent. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares of our common stock. The address for Messrs. Craw and Brezzi is 84 Avenue Louis-Casai, CH 1216 Cointrin, Geneva, Switzerland.

(5) Includes 1,715,041 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 217,096 shares that Viragen may determine to issue as interest on the notes and 527,705 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Stew Fink and Richard Levy have voting and dispositive power over the shares of our common stock owned by Crestview. The address of Messrs. Fink and Levy is 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(6) Includes 1,715,041 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 217,096 shares that Viragen may determine to issue as interest on the notes and 527,705 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of July 13, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(7) Includes 3,001,321 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 379,917 shares that Viragen may determine to issue as interest on the notes and 923,484 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. PEF Advisors, LLC (“PEF”) serves as investment manager to Palisades Equity Fund LP, a limited partnership formed under the laws of the British Virgin Islands (“Palisades”). By reason of such relationships, PEF may be deemed to have dispositive power over the shares of our common stock owned by Palisades. PEF disclaims beneficial ownership of such shares of our common stock. Mr. Paul T. Mannion, Jr. and Mr. Andrew S. Reckles, managing members of PEF, have delegated authority from the members of PEF regarding the portfolio management decisions of Palisades with respect to the shares of common stock owned by Palisades. By reason of such delegated authority, Messrs. Mannion and Reckles may be deemed to share dispositive power over the shares of our common stock owned by Palisades. Messrs. Mannion and Reckles disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. The address of Messrs. Mannion and Reckles is 200 Mansell Court East, Suite 550A, Roswell, Georgia, 30076.

(8) Consists of 5,145,119 shares underlying convertible notes (or warrants that might be issued upon redemption of the notes), 651,288 shares that Viragen may determine to issue as interest on the notes and 1,583,114 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. Satellite Asset Management, L.P. serves as investment manager to Satellite Strategic Finance Associates, LLC. By reason of such relationship, Satellite Asset Management, L.P. may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Satellite Strategic Finance Associates, LLC. Satellite Asset Management, L.P. disclaims beneficial ownership of such shares of common stock. Messrs. Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro and David Ford are the principals of Satellite Asset Management, L.P. By reason of their relationship, the named individuals may be deemed to share dispositive power over the shares of our common stock stated as beneficially owned by Satellite Strategic Finance Associates, LLC. Each of these named individuals disclaims beneficial ownership of such shares of common stock. The address of the named individuals is 623 Fifth Avenue, 20th Floor, New York, New York 10022.

(9) Consists of 80,000 shares underlying common stock purchase warrants issued in connection with the April 1, 2004 purchase agreement. The person making investment decisions for the named selling security holder is Paul T. Mannion, Jr., whose address is 200 Mansell Court East, Suite 550A, Roswell, GA 30076.

(10) The selling security holders have each contractually agreed not to convert notes or exercise warrants at a time when conversion or exercise would result in beneficial ownership of more than 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the conversion or exercise. Any shares that Viragen may determine to issue in payment of interest on the notes will not be beneficially owned by a selling security holder until notified of Viragen’s election to make an interest payment by issuing its shares and the selling security holder becomes irrevocably bound to accept such payment.

(11) Resale of the shares included in this column is covered by one or more effective registration statements permitting the named selling security holder to publicly resell the number of shares set forth.

     Certain of the selling security holders have participated in prior financings concluded by us. The following table describes their participation. The table does not give effect to the conversion of debentures or exercise of warrants that took place subsequent to the date of financing.

		Securities Purchased
		Convertible	Shares of	Number of
Name of Investor	Date of Financing	Debentures	Common Stock	Warrants
Alpha Capital AG	August 20, 2002		89,286
Alpha Capital AG	November 8, 2002	$600,000		159,804
Alpha Capital AG	January 31, 2003	$475,000	95,035	190,070
Alpha Capital AG	April 16, 2003	$964,891		804,076
Alpha Capital AG	June 27, 2003	$1,135,165		276,870
Alpha Capital AG	September 29, 2003		379,464	75,893
Alpha Capital AG	December 23, 2003		200,000	60,000
Bristol Investment Fund Limited	September 24, 2002		142,046	5,000
Bristol Investment Fund Limited	November 8, 2002	$600,000		145,804
Bristol Investment Fund Limited	April 16, 2003	$500,000		416,667
Bristol Investment Fund Limited	June 27, 2003	$851,374		207,653
Bristol Investment Fund Limited	September 29, 2003		379,465	75,893
Bristol Investment Fund Limited	December 23, 2003		375,000	112,500
Crescent International Limited	January 31, 2003	$500,250	100,050	200,100
Crescent International Limited	April 16, 2003	$1,000,000		833,334
Crescent International Limited	June 27, 2003	$1,000,000		243,903
Crescent International Limited	September 29, 2003		446,429	89,286
Crescent International Limited	December 23, 2003		500,000	150,000
Crestview Capital Fund II, LP*	September 29, 2003		178,572	35,715
Palisades Equity Fund, LP	September 23, 2002		138,889	5,000
Palisades Equity Fund, LP	September 26, 2002		138,889	5,000
Palisades Equity Fund, LP	September 30, 2002		166,667	5,000
Palisades Equity Fund, LP	November 8, 2002	$750,000		182,243
Palisades Equity Fund, LP	January 31, 2003	$1,000,000	200,075	400,150
Palisades Equity Fund, LP	April 16, 2003	$1,350,549		1,117,125
Palisades Master Fund, LP	June 27, 2003	$2,000,000		487,805
Palisades Master Fund, LP	September 29, 2003		479,911	95,983
Palisades Master Fund, LP	December 23, 2003		850,000	255,000

*	An affiliate of Crestview Capital Master, LLC, the investor identified as a selling security holder in this offering.

     HPC Capital Management has previously acted as placement agent in connection with the placement of certain of our securities. In connection with those services, HPC Capital Management was issued shares of our common stock and common stock purchase warrants. We are advised that HPC Capital Management continues to own 48,000 shares of our common stock and 142,300 common stock purchase warrants all of which are reflected in the selling security holder table above.

     Neither the selling security holders nor HPC Capital Management has held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the selling security holders’ or HPC Capital Management’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

PLAN OF DISTRIBUTION

     The selling security holders of the common stock of Viragen, Inc. and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus.

     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares covered by this prospectus. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

DESCRIPTION OF SECURITIES

     Viragen is currently authorized to issue up to 100,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are 36,568,385 shares of common stock and 2,250 shares of series A preferred stock outstanding.

Common Stock

     Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon liquidation, dissolution or winding up of Viragen, after payment to creditors and holders of our outstanding preferred stock, Viragen’s remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.

     Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Viragen’s By-Laws provide that a majority of the outstanding shares of our common stock constitute a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights, and our common stock is not redeemable.

Preferred Stock

     Viragen is authorized to issue a total of 1,000,000 shares of preferred stock, par value $1.00 per share. Viragen’s board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.

     Viragen includes preferred stock in its capitalization to improve its financial flexibility. However, Viragen could use preferred stock to preserve control by present management, in the event of a potential hostile takeover of Viragen. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of Viragen’s common stock.

Series A Preferred Stock

     Viragen established the series A preferred stock in November 1986. Each share of series A preferred stock is immediately convertible, at the option of the holder, into .426 shares of our common stock. Dividends on the series A preferred stock are cumulative and have priority over dividends, if any, paid on our common stock. These dividends are payable in either cash or common stock, at Viragen’s option.

     The series A preferred stock has voting rights only if dividends are in arrears for five annual dividends. In such event, holder of series A preferred stock have the right to elect two directors. Voting rights terminate upon payment of the cumulative dividends. Viragen may redeem the series A preferred stock at any time after expiration of ten consecutive business days during which the bid or last sale price for our common stock is $60.00 per share or higher. There is no mandatory redemption or sinking fund obligation for the series A preferred stock.

     Owners of the series A preferred stock are entitled to receive $10.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This obligation must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series A preferred stock.

Transfer Agent

     The transfer agent for the shares of our common stock is Mellon Investor Services, LLC, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660-2108.

LEGAL MATTERS

     Schneider Weinberger LLP will review the validity of the issuance of the shares of common stock, the resale of which is covered by this prospectus. Schneider Weinberger LLP is located at 2200 Corporate Blvd., N.W., Suite 210, Boca Raton, Florida 33431.

EXPERTS

     The consolidated financial statements of Viragen, Inc. appearing in Viragen, Inc.’s Form 10-K for the year ended June 30, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Viragen, Inc.

Prospectus

____, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the registration of the common stock hereunder are substantially as follows (all expenses other than the SEC Registration Fee are estimates):

Item	Company Expense
SEC Registration Fee	$4,878
Printing and engraving expenses	3,500
Legal fees and expenses	5,000
Accounting fees and expenses	8,500
Miscellaneous	622

Total	$22,500

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware allows a corporation to indemnify any person who was or is, or is threatened to be made a party to any threatened, pending, or completed suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the corporation.

     A corporation may indemnify against expenses, including attorney’s fees, and, except for an action by or in the name of the corporation, against judgments, fines and amounts paid in settlement as part of this suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. In addition, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

     In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, as to which the person has been found to be liable to the corporation. The exception is if the court in which this action was brought determines that the person is reasonably entitled to indemnity for expenses.

     Section 145 of the General Corporation Law of Delaware further provides that if a director, officer, employee or agent of the corporation has been successful in the defense of any suit, claim or proceeding described above, he or she will be indemnified for expenses, including attorney’s fees, actually and reasonably incurred by him or her.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Viragen pursuant to the foregoing provisions, Viragen has been informed that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Viragen in the successful defense of any action, suit or proceeding, is asserted, Viragen will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy. Viragen will be governed by the final adjudication of this issue.

ITEM 16. EXHIBITS

Exhibit
Number	Description of document
5.1	Opinion and Consent of Schneider Weinberger LLP (includes Exhibit 23.2)*
10.103	Form of common stock purchase warrant issuable upon prepayment of notes issued at closing of Securities Purchase Agreement dated as of April 1, 2004 (incorporated by reference to Exhibit 99.6 of Viragen, Inc.’s Form 8-K filed with the Securities and Exchange Commission on April 5, 2004)
10.104	Form of convertible promissory note issued on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
10.105	Form of common stock purchase warrant issued on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
10.106	Form of registration rights agreement executed on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Schneider Weinberger LLP (included as part of Exhibit 5.1)*

*	Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Plantation, State of Florida, on July 9, 2004.

VIRAGEN, INC.
By:	/s/ Charles A. Rice
Charles A. Rice
President and Principal Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Carl N. Singer Carl N. Singer	Chairman of the Board of Directors and Chairman of the Executive Committee	July 12, 2004
/s/ Charles A. Rice Charles A. Rice	President, Principal Executive Officer and Director	July 9, 2004
/s/ Dennis W. Healey Dennis W. Healey	Executive Vice President, Treasurer, Principal Financial Officer and Secretary	July 9, 2004
/s/ Nicholas Burke Nicholas Burke	Vice President, Controller and Principal Accounting Officer	July 12, 2004
/s/ Douglas Lind Douglas Lind	Director	July 12, 2004
/s/ Per-Erik Persson Per-Erik Persson	Director	July 12, 2004
/s/ Randolph A. Pohlman Randolph A. Pohlman	Director	July 12, 2004
/s/ Robert C. Salisbury Robert C. Salisbury	Director	July 12, 2004
/s/ Charles J. Simons Charles J. Simons	Director	July 12, 2004
/s/ C. Richard Stafford C. Richard Stafford	Director	July 12, 2004

INDEX TO EXHIBITS

Exhibit Number	Description of document
5.1	Opinion and Consent of Schneider Weinberger LLP (includes Exhibit 23.2)
10.104	Form of convertible promissory note issued on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
10.105	Form of common stock purchase warrant issued on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
10.106	Form of registration rights agreement executed on June 18, 2004 at closing of a Securities Purchase Agreement dated as of April 1, 2004
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Schneider Weinberger LLP (included in Exhibit 5.1)